UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for December 03, 2012

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

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Enclosures: Sasol Chief Financial Officer Update

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
(Sasol)

SASOL CHIEF FINANCIAL OFFICER UPDATE
3 December 2012

Highlights for the period

*	Sasol Synfuels delivers a strong operational performance.

*	ORYX GTL continues to achieve new production records.

*	US$1 billion bond successfully issued.

*	US ethane cracker and GTL projects advanced to FEED phase.

Dear stakeholder

In the first three months of the 2013 financial year*, we have delivered strong financial results, despite the ongoing global economic uncertainty and labour turmoil in South Africa. The group benefited from improvements in the operational performance of its foundation businesses, as well as a weaker rand/dollar exchange rate. Sasol Synfuels delivered an exceptional operational performance, despite a planned phased maintenance outage in September 2012. The average Brent crude oil price for the three months softened and chemical prices remained depressed, negatively impacting our chemicals businesses, where demand continues to remain soft. Our Canadian shale gas assets have continued to ramp up production, and our ORYX GTL and Arya Sasol Polymer Company ventures continue to exceed performance expectations.

Delivering sustainable value for our shareholders underpins all our actions. Accordingly, taking into account the financial and human resource requirements as well as the strategic implications, we have reviewed and prioritised the projects in our project pipeline. Based on our review, we have staggered our growth opportunities to sharpen our focus on successful project execution and delivery. Furthermore, we continue to focus on those factors within our control including cost containment, operational efficiencies and margin improvement.

We were very pleased to announce our successful US$1 billion bond issuance. The bond, with a tenure of 10 years and a fixed coupon rate of 4,5%, was oversubscribed by 3,47 times. The coupon is the lowest ever achieved by a South African non-state owned enterprise. This reflects the confidence that investors have in our company and in our ability to deliver value. The proceeds from this offering will be used for general corporate purposes, including the funding of our capital investments.

We remain confident that, based on the production guidance and our macroeconomic assumptions, we will deliver solid operational performance and earnings for the 2013 financial year compared to the reported attributable earnings of R23,6 billion in the 2012 financial year, excluding the impact resulting from the Arya Sasol Polymer Company potential impairment. This impairment will not have an impact on headline earnings per share. The increased uncertainty within the Iranian environment coupled with the devaluation of the Iranian currency, may further negatively impact our earnings.

Best regards

Christine Ramon
3 December 2012
Johannesburg

*This update is based on information for the three months ended
30 September 2012, however, where practical, information to 31 October 2012 has been included to indicate business performance.


1.	Weakening macroeconomics


Oct
2012
YTD
Sept
2012
YTD
Sept
2011
YTD
?	%
Sept
YTD
Macroeconomic indicators


Average rand/US$
8,36
8,26
7,15
16%
Brent crude oil (US$/b)
110
110
113
(3%)
Henry Hub gas price
(US$/MMBTU)
2,99
2,88
4,13
(30%)
Product prices


SA fuel price (US$/b)
132
129
135
(4%)
Ethylene (US$/ton)
1 519
1 468
1 571
(7%)
Propylene (US$/ton)
1 358
1 317
1 571
(16%)
Polymers basket (US$/ton)
1 205
1 195
1 349
(11%)
Solvents basket (US$/ton)
1 168
1 144
1 467
(22%)
Prices reflect international commodities or baskets of commodities and are not necessarily Sasol specific.
Sources: RSA Department of Energy, ICIS-LOR, Reuters, Platts,
International Energy Agency

Global economic conditions remained challenging in the first quarter of our 2013 financial year, with the Euro-zone remaining in the grip of recession and the growth in China's gross domestic product easing further. On a more positive note, economic activity in the United States (US) improved and early second quarter economic indicators suggest a stabilisation in the housing market and improved consumer confidence. In South Africa, economic growth remained subdued and below potential. Of particular concern is the labour unrest in the country, particularly in the mining sector, which was significantly impacted. Our own mining operations were not affected by any strike action during the period, owing to healthy labour relations and our ongoing corporate social investment in our surrounding communities. As a result of these challenges, South Africa recently received a downgrade in its credit rating from Standard & Poor's as well as Moody's Investor services.
Overall, the global economy continues to weather the economic crisis. However, the outlook remains subject to a number of downside risks, which include the ongoing European debt crisis, the potential US "fiscal cliff", as well as the possibility of a faster-than-expected slowdown in China's economic growth. Given these uncertainties, it is expected that currency and oil price volatility will persist for some time to come.
In the first quarter of the 2013 financial year, the average rand Brent crude oil price rose by 2,7% on a quarter-by-quarter basis.
International chemical prices were weaker, due to lower demand in downstream markets because of reduced consumer confidence in Europe and a slowdown in the Chinese economy.
Chemical product margins continued to be under pressure as feedstock price increases, in line with higher oil prices, outweighed the increases in selling prices. This has been particularly evident in our Sasol Polymers and Sasol Solvents businesses, which have experienced lower demand and softer product prices on the back of weakening European macroeconomic conditions. Our Sasol Olefins and Surfactants (O&S) business has been able to reduce volumes, while maintaining total gross margin.
Across our operations, we remain focused on working capital management, cost containment, production planning and optimisation as well as margin improvement activities.

2.	Improved operational performance

Oct
2012
YTD
Sept
2012
YTD
Sept
2011
YTD
?	%
 Sept
YTD
Total production


Sasol Mining (mt)
13,1
9,6
9,8
(2%)
Sasol Gas (mGJ)
56,8
41,8
37,3
12%
Sasol Synfuels (kt)
2 426
1 785
1 590
12%
ORYX GTL* (mbbl)
1,75
1,50
1,27
18%
Sasol O&S  (kt)
632,6
471,9
529,7
(11%)
Arya Sasol Polymer Company*
(kt)
143,8
113,9
80,6
41%
Canada shale gas assets*
(bscf)
8,1
5,9
2,9
100%
* Sasol's share of production

Sasol Synfuels' year-to-date production for the three months to 30 September 2012 was 1,8 million tons. This represents a 12% increase compared to the prior year comparable period, which was underpinned by stable operations of the running plant during a planned phased maintenance outage in September 2012. Although start-up was somewhat later than anticipated, the maintenance outage was completed by the end of September 2012. The commissioning of new equipment during the period, in particular the additional four gasifiers and the impact of the 17th reformer, contributed to the performance of the plant. The strong production performance, as well as favourable prices, supported increased operating margins for the period. These were, however, partially offset by increased energy costs as well as increased maintenance costs related to renewal maintenance.
Sasol Synfuels' cash unit costs remain under pressure as a result of higher coal and natural gas feedstock prices (which are largely internal to the group), as well as increased energy and maintenance costs.
Due to technical and labour productivity challenges, there will be a delay in the conversion of the two auto thermal reformers to gas heated heat exchange reformers (GHHERs). Accordingly, the GHHERs programme will be extended to run through to the second half of the 2013 calendar year. As a consequence, additional capital expenditure of around R850 million will be required. We, however, do not anticipate this to have an impact on our production volumes guidance of between 7,2 and 7,4 million tons for the full 2013 financial year.
Our ORYX GTL joint venture, in Qatar, continues to perform well, achieving 1,5 million barrels (mbbl) (Sasol's 49% share) cumulative production over the three month period, which on average is above design capacity.
The performance of our Sasol Olefins & Surfactants' business for the three month period highlights the contrasting supply and market conditions that prevail between our US and European operations. The US continues to be supported by favourable feedstock prices, in particular ethane, while our European operations, most notably the surfactants and alkylate value chains, are experiencing pressure on earnings and margins due to softer demand and difficulties in securing feedstock at favourable prices. Overall production and sales volumes, in the three months to 30 September 2012, decreased by 11% and 6%, respectively, when compared to the prior year comparable period. Our focus remains on improving margins through product portfolio optimisation and strict cost management. The ethylene tetramerisation unit, currently being constructed for Sasol Solvents at our Lake Charles, Louisiana site in the US, remains on schedule and is expected to start-up during the third quarter of the 2013 calendar year.
Arya Sasol Polymer Company (ASPC) continues to perform well. Production volumes were 41% up compared to the prior year comparable period. Sasol's 50% share of the year-to-date total production output from the plants was 114 kt, achieving an average utilisation rate for the three month period of approximately 96,9% of design capacity. However, due to market challenges, specifically in the Far East, sales volumes were negatively impacted. Further challenges emerged during the period as a result of the devaluation of the average Iranian rial exchange rate against the US dollar by more than 100% over the last six months of the 2012 calendar year. We previously announced our intention to divest of our investment in ASPC. The divestiture process is continuing. The investment in ASPC is being considered for classification as an asset held-for-sale. However, significant uncertainty remains regarding the fair value of the asset.
Accordingly, it is possible that the carrying value of the investment may be impaired at 31 December 2012.

Figure 1: Global chemical prices for 2013 (US$/metric ton)


Prices reflect international prices and are not necessarily
Sasol specific.
Sources: ICIS-LOR, Platts

Our South African-based polymers business continues to experience margin pressure in line with the global polymers industry, incurring an operating loss of R682 million for the three months ended 30 September 2012 (operating losses amounted to R912 million for the period to 31 October 2012). While sales prices are increasing in rand terms on the back of a weaker rand/US dollar exchange rates and lower US dollar-based prices, higher feedstock costs are eroding these benefits. Sales volumes were 5% higher than the prior year comparable period on the back of the slow recovery in the polymers market, however, this was partially offset by the recent road freight industrial action. This performance was underpinned by an 8% increase in saleable production, despite a number of prolonged scheduled maintenance outages at a number of the polymer plants. Cash fixed costs in this business continue to remain under pressure and during the period, in addition to normal inflation increases, additional maintenance outage costs were incurred compared to the prior year comparable period due to the phasing of scheduled maintenance outages. Our projects identified to improve production performance are making significant progress. The Ethylene Purification Unit (EPU5) project, which will increase ethylene available for our polyethylene plants, is expected to be operational in the second half of the 2013 calendar year, while the C3 stabilisation project will achieve beneficial operation during the middle of the 2014 calendar year.
Sasol Solvents' business performance for the three months to 30 September 2012 remains under pressure. While production volumes were 10% below those of the prior year comparable period due mainly to planned maintenance outages both in South Africa and Germany, as well as reduced production in Germany following a demand slowdown, sales volumes were 10% above those of the prior year comparable period resulting from customers restocking. The economic crisis in Europe and slowdown in the Chinese economy adversely impacted our solvents business, resulting in our co-monomers products and our German operations incurring losses in the first quarter. The reduction in selling prices experienced across the solvents product portfolio, coupled with increasing feedstock prices, resulted in severe margin pressure. The weaker rand did, however, provide some relief but not to the same extent as in the prior year comparable period. Given the current weak market conditions, we continue to focus on our business improvement and optimisation initiatives to improve the performance of our plants and marketing activities.
In our other chemical businesses, the ongoing difficult economic conditions in Europe and the US have negatively impacted the global demand for paraffin waxes. Despite these challenges, total wax production volumes have increased marginally for the three months to 30 September 2012 compared to the prior year comparable period. In Hamburg, Germany, the installation of an electricity co-generation plant is progressing well. It is expected that this plant, which will start-up early in the 2013 calendar year, will yield an energy cost saving of around 16%. In Sasolburg, the installation of an electricity generator from blow-off nitric acid plant surplus steam was successfully commissioned, achieving an energy cost saving of 10% in the production of explosives. Our fertiliser and explosives businesses have experienced challenging market conditions, mainly related to ongoing industrial action in the mining sector and delays in the summer rainfall planting season.
Sasol Petroleum International (SPI) is currently in the process of appraising the Inhassoro field in Mozambique to determine its commercial viability. We are encouraged by the extended well test results and expect to make a decision for development in the first half of the 2013 calendar year. Unfortunately, the wildcat exploration well, Mupeji-1, which was drilled in the offshore M-10 concession did not encounter hydrocarbons and was subsequently plugged and abandoned as a dry well. Sasol's share of the estimated costs is US$53 million and will be expensed. We completed the acquisition of 1 836 square kilometres (km2) of 3D seismic in the offshore Sofala block and are acquiring a 2 000 km 2D seismic survey in the onshore Area A block. We continue to investigate prospects and consider development plans in the area to support current production.


In Gabon, where we hold a 27,75% working interest, oil production remained on track. For the quarter to 30 September 2012, we produced a total of 439 000 barrels of oil, compared to 487 000 barrels in the prior year comparable period. No lifting took place during September 2012 due to the suspension of two wells, however, the impact thereof was negated by positive stock movements. We will continue to develop this area over the next four years.
Our Canadian shale gas assets (Farrell Creek and Cypress A) continue to remain under pressure resulting from the slow recovery of gas prices and the related slow down in development activities, coupled with higher depreciation. We anticipate a continuation of the current loss position for the 2013 financial year. At 30 September 2012, our share of the capital expenditure on the Canadian shale gas assets amounted to CAD93 million for the period. At that date, there were a total of 90 wells on stream, with 19 wells which have been drilled but not yet completed. The gas production rate for the quarter to the end of September averaged 127 million standard cubic feet per day (mmscf/d) (100% gross). The cumulative year-to-date production for these assets to 30 September 2012 was 11,9 billion standard cubic feet (bscf) (100% gross).
Aeromagnetic surveys of the coal bed methane licences in Botswana have been completed and the 9 core hole drilling programme commenced at the end of November 2012.

3.	Financial performance

Weaker rand increases inflationary cost pressures
A 14% weaker average rand/US dollar exchange rate (R8,36/US$ at 31 October 2012) negatively impacted cash fixed costs for the four months ended 31 October 2012. Cash fixed costs, excluding once-off, growth costs and the impact of exchange rates, reflect inflationary pressure, resulting primarily from increased labour and maintenance costs.
Increased free cash flow
Our cash flow generation from operations for the three months ended 30 September 2012 was higher than the prior year comparable period, mainly due to increased production volumes and the positive impact of the weaker average rand/US dollar exchange rate. We continue to maintain a strong cash position, sustaining a strong balance sheet. This, in turn, supports the funding of our capital investment programme, as well as our progressive dividend policy, while providing a buffer against volatility and retaining financial flexibility in uncertain credit markets where the cost of corporate credit is above risk free rates. We continue to focus on strengthening working capital management and monitoring credit exposure and counterparty risks.

4.	Projects update

We are fortunate to have a healthy portfolio of attractive capital investment opportunities for the next ten years. However, to execute such a large portfolio of opportunities requires a significant amount of financial and human resources. Therefore, with the aim of achieving maximum benefit from our growth portfolio, we have reviewed and prioritised the projects in our project pipeline. In determining the prioritisation of our projects, we have considered the financial and human resource requirements as well as the strategic implications of each capital investment opportunity. Taking into account the impact on our consolidated growth portfolio, we have staggered our growth opportunities accordingly, to sharpen our focus on successful project execution and delivery.
US integrated GTL complex
Following the successful completion of the feasibility studies to determine the technical and commercial viability of an integrated, two phase 96 000bbl/d GTL and chemicals facility in Louisiana in the United States, we have decided to proceed with front-end engineering and design (FEED). Total current project costs are estimated to be between US$11 billion and US$14 billion, which are higher than previous estimates primarily due to 30% of the fuels being upgraded to high value chemicals, as well as higher cost escalations due to the phasing of the project after the ethane cracker. We expect beneficial operation to be achieved during the 2018 and 2019 calendar years for the two phases, respectively.

US integrated ethane cracker complex
Following the successful completion of the feasibility studies to determine the technical and commercial viability of a world scale 1,5 million tons per annum ethane cracker and associated derivatives facility in Louisiana in the United States, we have decided to proceed with FEED. Total current project costs are estimated to be between US$5 billion and US$7 billion, which are higher than previous estimates primarily due to increased plant capacity, the inclusion of additional downstream derivative units and undertaking the project without a partner. We expect beneficial operation to be achieved during the 2017 calendar year.

Canada GTL
The feasibility study to determine the technical and commercial viability of a GTL facility in Western Canada was successfully completed. In accordance with the need to prioritise our growth portfolio, a decision was made to phase this investment opportunity after the integrated US GTL and ethane cracker complex. A FEED decision will, therefore, be considered at a later stage.

Uzbekistan GTL
Our Uzbekistan GTL FEED activities are progressing well and are expected to be completed during the second half of the 2013 calendar year. An investment decision for this project is, amongst others, dependent on appropriate project financing.
Good progress made with our mining replacement projects
The newly inaugurated R3,5 billion Thubelisha Shaft at the Twistdraai Colliery in Mpumalanga, South Africa, has largely been completed. We anticipate that all work, including gaining access to areas around the burnt coal section, will be finalised in the third quarter of the 2013 calendar year. Progress on the Impumelelo and Shondoni Collieries, which are part of Sasol Mining's R14 billion mine replacement programme, is progressing. Despite shaft sinking challenges due to productivity at the Impumelelo Colliery, it is anticipated that the project will be completed within budget during the fourth quarter of the 2014 calendar year. Construction of the Shondoni Colliery is progressing and we expect that the first development section will start opening up the underground area during the first quarter of the 2014 calendar year. Beneficial operation in respect of this colliery is anticipated for the 2015 calendar year.

Acquisition of coal reserves at Lake DeSmet
We purchased a property at Lake DeSmet, Wyoming, in the United States for an amount of US$31 million. The property's coal reserve will form part of our overall strategic resource portfolio. However, there are no plans to develop the resource at this time.

FT wax expansion project
Construction on the FT wax expansion project facility in Sasolburg, South Africa, continues to progress. As reported previously, the commissioning of the new Slurry Bed Reactor, which is key equipment for the capacity expansion, has been delayed until the end of the 2013 calendar year. While this will not jeopardise the completion date of 2015 for the full project, it will delay the first ramp up stage versus the original schedule. The cost implications associated with the delay will be communicated during our interim results announcement once these costs have been finalised.
Progressing our sustainability initiatives
The construction of the R1,9 billion Sasolburg project to produce 140 megawatts (MW) of power using natural gas is largely completed. Commissioning activities have started and the project should be completed ahead of schedule and below budget.
We expect that the facility will be on line and reach full capacity before the end of December 2012, in support of Sasol's ambition to generate up to 60% of our South African electricity requirements.
During the period, through Sasol New Energy (SNE), we advanced the development of our US$246 million additional gas-fired electricity generation in Mozambique, in partnership with the country's state-owned power utility Electricidade de Mozambique at Ressano Garcia. Negotiations of the commercial contracts have been finalised and we are in the process of finalising the definitive agreements with our partner and obtaining concession rights. A final funding and investment decision has been made by our board, subject to certain suspensive conditions.
We acquired a 30,8% share in the UK-based OXIS Energy for GBP15 million during the period. This strategic investment will allow us to apply our extensive experience of commercialising and scaling up chemical processes to assist OXIS in realising the potential associated with their development of next generation battery technology.

Clean Fuels 2 update

The high level Clean Fuels 2 (CF2) specifications were gazetted on 1 June 2012, and are in line with expectations. Our latest estimates on the capital expenditure needed to comply with the core specifications is between R10 billion and R11 billion, attributable to both our share in the Natref joint venture and Sasol Synfuels. These estimates are subject to change, based on the finalisation of feasibility studies being carried out in this regard by Natref. Additional projects, that may be required to further mitigate the volume and octane impact of CF2 and to restore capacity to pre-CF2 levels, are currently being investigated in respect of Sasol Synfuels. Based on the finalisation of the feasibility studies and the additional projects, we estimate additional capital expenditure to range between R2 billion and R3 billion.
We continue to engage with the South African government (National Treasury and the Department of Energy) on cost-recovery mechanisms and specifications to be prepared and published by the South African Bureau of Standards.

5.	Update on strategic issues

Credit rating
Our foreign currency credit rating according to Standard & Poor's (S&P) is BBB/Negative/A-2 and the local currency rating is A-/Negative/A-2. The latest S&P corporate rating on Sasol was published on 16 October 2012. Sasol was downgraded in line with the downgrade of South Africa from BBB+ to BBB. The downgrade of South Africa resulted primarily from the perceived deterioration of the country's socioeconomic environment.
Our foreign currency credit rating according to Moody's is Baa1/stable/P-2/stable and our national scale issuer rating is Aa3.za/P-1.za. The Moody's latest credit opinion on the group was published on 30 March 2012. Their rating was reaffirmed on 1 October 2012.
The credit ratings reflect our diversified and highly profitable domestic activities along the energy value chain, as well as our current strong financial risk profile and prudent financial policies.
US dollar bond offering On 7 November 2012, we were very pleased to announce our US$1 billion bond issuance.
The bond, with a tenure of 10 years and a fixed coupon rate of 4,5%, was oversubscribed by 3,47 times. This coupon is the lowest US dollar fixed coupon rate achieved by a South African domiciled corporate (non-state owned enterprise) with this term. The proceeds from this offering will be used for general corporate purposes, including the funding of our capital investments.

What to expect from COP18

The outcomes of COP17, held in Durban in December 2011, comprised a set of work programmes to allow parties to reach agreement over a longer period of time on issues relating to adaptation and mitigation targets, and measurement, reporting and verification processes. With the COP18 meeting entering its second week in Qatar, we do not anticipate that significant decisions will be taken as the work programmes provide for ongoing work between now and COP21, to be convened during the 2015 calendar year.

Polymers competition enquiry
As reported previously, the South African Competition Commission (the Commission) alleges that Sasol Chemical Industries Limited charged excessive prices for propylene and polypropylene in the South African market from 2004 to 2007. We continue to dispute the Commission's allegations. In 2010, the matter was referred by the Commission to the Competition Tribunal. The trial was originally set down to be heard before the Competition Tribunal from 16 July 2012 to 10 August 2012. However, as a result of an application brought by the Commission to postpone the hearing, the trial is now set down for 13 May to 7 June 2013.
Liquid fuels competition enquiry
The South African Competition Commission (the Commission), referred its diesel fuel market investigation to the South African Competition Tribunal at the end of October 2012. We began engaging with the Commission in 2008 as part of our group-wide competition law compliance review, which preceded the Commission's investigation into the liquid fuels sector.
At the time, we found no evidence to support the Commission's concerns of possible anti-competitive conduct in the diesel market. Our view was informed by a rigorous internal review process, as well as external legal opinion and expert economic analysis.
We have reviewed the referral and do not agree with the Commission's allegations. We are, accordingly, defending the matter.

Our activities in Iran
In November 2011, we announced that we had entered into preliminary talks for a possible divestiture of our share in Arya Sasol Polymer Company (ASPC). The plant produces integrated ethylene and polyethylene products for export. The products are not used in the development of petroleum or natural gas resources or nuclear power in Iran. We continue to engage with a number of interested parties who include business and government stakeholders. Further announcements will be made once sufficient progress has been made.
In October 2012, the Export-Import Regulation Office of Iranian Trade Promotion Organization, issued an order prohibiting the export of certain products. The list of 52 prohibited export products includes polymers. In terms of ASPC's business licence, they are compelled to export its production and may not trade in the local market. Sasol and ASPC engaged with the Iranian government in order to obtain approval to continue exporting polymer. On 6 November 2012, the Iranian government revised the export ban on the 52 products. Polyethylene is amongst those products on which the restriction has been removed.
The Iranian environment, in which we operate, remains uncertain, coupled with the devaluation of the Iranian currency. This will potentially negatively impact our earnings.

6.	Guidance for the full year

We expect the global environment and South African economy to maintain a modest recovery into the financial year. However, weakening demand in Europe and lower growth in emerging markets and the US remain a concern. In addition, the US faces
additional pressure following the aftermath of superstorm Sandy.
In South Africa, the outcome of the governing African National Congress party's elective conference in Mangaung, South Africa, in December 2012 remains an area to be watched with interest.
We expect an overall solid production performance for the 2013 financial year with our production guidance remaining unchanged:
>	Sasol Synfuels' volumes will be between 7,2 and 7,4 million
tons;
>	The full year average utilisation rate at ORYX GTL in Qatar
is expected to be between 80% and 90% of nameplate capacity;
and
>	Full year production at ASPC in Iran will be approximately
90% of nameplate capacity.
>	Our shale gas venture in Canada will continue to show flat
volumes in line with the prior year;
As costs are incurred to improve plant stability and the weaker rand continues to exert pressure on our South African businesses, we expect that our normalised fixed costs will increase above the South African producers price index (PPI) inflation. Cost control is a specific target within our short-term incentive scheme and, accordingly, management continues to focus on controllable cost elements. Oil prices are expected to remain volatile over the near term, due to weakening demand for oil in Europe, softer growth in emerging markets and the US, as well as stronger-than-expected increases in supply. Expected currency and commodity price volatility will impact the valuation of closing balances at year end.
An update on earnings guidance will be provided once we have a reasonable degree of certainty on the interim results for the 2013 financial year, taking into account any adjustments arising from our half-year reporting closure process, as well as remeasurement effects, including the potential impact resulting from the ASPC impairment. This potential impairment will not have an impact on headline earnings per share. The increased uncertainty within the Iranian environment and the devaluation of the Iranian currency, may further negatively impact our earnings.
The forecast financial information appearing in this update has not been reviewed or reported on by Sasol's external auditors.
We will release Sasol's half-year results on Monday, 11 March
2013.

7.	Other events 2013

11 March
Half-year 2013 financial results release
11 March
Dividend declaration
10 June
CFO letter
9 September
Full-year 2013 financial results release
9 September
Dividend declaration
22 November
Sasol Limited Annual General Meeting
25 November
CFO letter


8.	Investor Relations contacts
Please feel free to contact us as follows:
investor.relations@sasol.com
+27 11 441 3113

The Investor Relations team:
Raj Naidu (Analyst Contact) Executive: Investor Relations and
Shareholder Value Management
Sam Barnfather (Financial Contact)
Zanele Salman (Technical Contact)

Sponsor: Deutsche Securities (SA) (Pty) Ltd.

Forward-looking statements:

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forwardlooking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as believe, anticipate, expect, intend, seek, will, plan, could, may, endeavour and project and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 12 October 2012 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.






SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: December  03, 2012		By: 	V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary